Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-282163) of Lithium Argentina AG of our report dated March 17, 2025 relating to the financial statements and effectiveness of internal control over financial reporting of Lithium Americas (Argentina) Corp. (formerly Lithium Americas Corp.), which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed on March 17, 2025.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 17, 2025

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, ca_vancouver_main_fax@pwc.com, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.